Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The following summary of the material terms of the capital stock of Dror Ortho-Design, Inc. (“we,” “our” and the “Company”) is not intended to be a complete summary of the rights and preferences of such securities. The full text of the our certificate of incorporation, as amended (the “Amended Charter”) and our bylaws, as amended (the “Bylaws”) are included as exhibits to our Annual Report on Form 10-K. You are encouraged to read the applicable provisions of Delaware law, the Amended Charter and Bylaws in their entirety for a complete description of the rights and preferences of our securities.

Authorized Capital Stock

We have authorized 3,266,975,740 shares of capital stock, par value $0.0001 per share, of which 3,254,475,740 are shares of common stock (the “Common Stock”) and 12,500,000 are shares of “blank check” preferred stock.

As of the date hereof, there are 495,454,546 shares of Common Stock outstanding.

Capital Stock Issued and Outstanding

We have issued and outstanding securities on a fully diluted basis as follows:

•	495,454,546 shares of Common Stock, held by approximately 227 stockholders of record;
•	10,463,362.24 shares of preferred stock;
•	outstanding options to purchase up to an aggregate of 179,579,481 shares of Common Stock with a weighted average exercise price of approximately $0.003496 per share; and
•	warrants to purchase up to an aggregate of 964,834,419 shares of Common Stock with a weighted average exercise price of approximately $0.033 per share.

Common Stock

Pursuant to our Amended Charter, holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our Common Stock have no cumulative voting rights. All shares of our Common Stock validly authorized and issued, fully paid and nonassessable.

Holders of our Common Stock have no preemptive, redemption, conversion or subscription rights. No sinking fund provisions are applicable to our Common Stock. Upon liquidation, dissolution or winding-up, holders of our Common Stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any of our outstanding shares of preferred stock. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of our assets which are legally available. Such dividends, if any, are payable in cash, in property or in shares of capital stock.

A holders of one-third of the voting power of the stock issued, outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum for the transaction of business at any meeting of our stockholders. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, if there be one, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 12,500,000 shares of preferred stock in one or more Series And to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. Our board of directors, without stockholder approval, can issue convertible preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock.

Series A Preferred Stock

On August 11, 2023, we filed a Certificate of Designation of Preferences, Rights and Limitations with the Secretary of State of the State of Delaware designating 12,500,000 shares out of the authorized but unissued shares of its preferred stock as Series A Preferred Stock with a stated value of $1.10 per share (the “Certificate of Designation”). There are 10,463,362.24 shares of Series A Preferred Stock issued and outstanding. The following a summary of the principal terms of the Series A Preferred Stock as set forth in the Certificate of Designation is qualified in its entirety by reference to our Amendment Charter, of which the Certificate of Designation forms a part.

Dividends

The holders of Series A Preferred Stock will be entitled to dividends, on an as-if converted basis, equal to and in the same form as dividends actually paid on shares of Common Stock, when and if actually paid.

Voting Rights

The shares of Series A Preferred Stock are entitled to vote with holders of the Common Stock on all matters that such holders of Common Stock are entitled to vote upon, in the same manner and with the same effect as the holders of Common Stock, voting together with the holders of Common Stock as a single class. Each share of Series A Preferred Stock shall entitle the Holder thereof to cast that number of votes per share of Series A Preferred Stock equal to the number of Conversion Shares into which such share of Series A Preferred Stock is convertible into pursuant to the Certificate of Designation (after giving effect to any applicable limitation on conversion under the Certificate of Designation). As long as any shares of Series A Preferred Stock are outstanding, we may not, without the approval of a majority of the then outstanding shares of Series A Preferred Stock (a) alter or change the powers, preferences or rights given to the Series A Preferred Stock, (b) alter or amend our amended and restated certificate of incorporation, the Certificate of Designation, or our amended and restated bylaws in such a manner so as to materially adversely affect any rights given to the Series A Preferred Stock, (c) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined below) senior to the Series A Preferred Stock, or (d) enter into any agreement to do any of the foregoing.

Liquidation

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the then holders of the Series A Preferred Stock are entitled to receive out of the assets available for distribution to stockholders of the Company the same amount that a holder of Common Stock would receive if the Series A Preferred Stock were fully converted (disregarding for such purposes any conversion limitations hereunder) to Common Stock which amounts shall be paid pari passu with all holders of Common Stock.

Conversion

The Series A Preferred Stock is convertible into Common Stock at any time at a conversion price of $0.011, subject to adjustment for certain anti-dilution provisions set forth in the Series A Certificate of Designation (the “Series A Conversion Price”). Upon conversion the shares of Series A Preferred Stock will resume the status of authorized but unissued shares of preferred stock of the Company.

Conversion at the Option of the Holder

The Series A Preferred Stock is convertible at the then-effective Series A Conversion Price at the option of the holder at any time and from time to time.

Automatic Conversion

On the trading day immediately following any day the Company is able to satisfy some or all of its reservation requirements pursuant to the Certificate of Designation (the “Automatic Conversion Time”), all, but not less than all, of the outstanding shares of Series A Preferred Stock for which Common Stock has been reserved will automatically convert, without any action on the part of the holder thereof and without payment of any additional consideration, into that number of shares of reserved Common Stock, determined by dividing the stated value of such share of Series A Preferred Stock by the Series A Conversion Price. The Company will provide prompt written notice to the holders of Series A Preferred Stock of the Automatic Conversion Time on the trading day immediately following the Automatic Conversion Time.

Beneficial Ownership Limitation

The Series A Preferred Stock cannot be converted to common stock if the holder and its affiliates would beneficially own more than 4.99% (or 9.99% at the election of the holder) of the outstanding common stock. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing such notice.

Preemptive Rights

No holders of Series A Preferred Stock will, as holders of Series A Preferred Stock, have any preemptive rights to purchase or subscribe for common stock or any of our other securities.

Redemption

The shares of Series A Preferred Stock are not redeemable by the Company.

Negative Covenants

As long as any shares of Preferred Stock are outstanding, unless the holders of more than 50% in stated value of the then outstanding shares of Preferred Stock shall have otherwise given prior written consent the Company shall not, subject to certain exceptions, (a) enter into, create, incur, assume, guarantee or suffer to exist any indebtedness, (b) enter into, create, incur, assume or suffer to exist any liens, (c) amend its organizational documents in any manner that materially and adversely affects any rights of the holders, (d) repay, repurchase or offer to repay, repurchase or otherwise acquire any shares of its common stock, common stock equivalents or junior securities, (e) enter into any transaction with any affiliate of the Company which would be required to be disclosed in any public filing with the SEC, unless such transaction is made on an arm’s-length basis and expressly approved by a majority of the disinterested directors of the Company, (f) declare or pay a dividend on junior securities or (g) enter into any agreement with respect to any of the foregoing.

Trading Market

There is no established trading market for any of the Series A Preferred Stock, and we do not expect a market to develop. We do not intend to apply for a listing for any of the Series A Preferred Stock on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Series A Preferred Stock will be limited.

Warrants

In connection with the private placement and the share exchange that closed on August 14, 2023, we issued to the investors party to such transactions five-year warrants (the “Warrants”) to purchase up to an aggregate of 964,834,419 shares of Common Stock at an exercise price of $0.033 per share. We are prohibited from effecting the exercise of any Warrant to the extent that as a result of such exercise the holder of the exercised Warrant beneficially owns more than 4.99% in the aggregate of the issued and outstanding shares of our Common Stock calculated immediately after giving effect to the issuance of shares of our Common Stock upon the exercise of the Warrant. The Warrants contain provisions that protect their holders against dilution by adjustment of the purchase price in certain events such as stock dividends, stock splits and other similar events.

If at the time of a Warrant’s exercise there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares, then the holder will have the right to exercise the Warrant by means of a cashless exercise. In addition, if (i) the volume-weighted average price of our Common Stock for 20 consecutive trading days is at least 300% of the exercise price of the Warrants, (ii) the dollar trading volume of our Common Stock for each trading day within such 20-day trading period equals or exceeds $500,000, (iii) a registration statement providing for the resale of the Warrant Shares is effective and such registration statement has been effective for six (6) months, (iv) the holder of the Warrant is not in possession of any information provided by the Company that constitutes material nonpublic information and (v) the Company has not breached any of the terms of the documents governing the warrants or the transaction in which they were issued (regardless of if such breach has been cured), then we may redeem the Warrants at a price of $0.001 per Warrant up to one-half, in the aggregate, of the Warrants upon not less than 20 days’ prior written notice of redemption to each holder, subject to certain customary restrictions.

Potential Effects of Authorized but Unissued Stock

We have shares of Common Stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved Common Stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our company’s management. In addition, our board of directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the Delaware General Corporation Law (the “DGCL”) and subject to any limitations set forth in our Amended Charter. The purpose of authorizing our board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Dividend Policy

We currently intend to use all available funds to develop our business and do not anticipate that we will pay dividends in the future. We can give no assurances that we will ever have excess funds available to pay dividends.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws and the DGCL

Amended Charter and Bylaws

Provisions of our Amended Charter and Bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Common Stock. Among other things, our Amended Charter and Bylaws:

•	permit our board of directors to issue up to 12,500,000 shares of preferred stock, without further action by the stockholders, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control; and
•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of Common Stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).

Delaware Law

We are subject to Section 203 of the DGCL. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with, or controlling, or controlled by, the entity or person. The term “owner” is broadly defined to include any person that, individually, with or through that person’s affiliates or associates, among other things, beneficially owns the stock, or has the right to acquire the stock, whether or not the right is immediately exercisable, under any agreement or understanding or upon the exercise of warrants or options or otherwise or has the right to vote the stock under any agreement or understanding, or has an agreement or understanding with the beneficial owner of the stock for the purpose of acquiring, holding, voting or disposing of the stock.

The restrictions in Section 203 do not apply to corporations that have elected, in the manner provided in Section 203, not to be subject to Section 203 of the DGCL or, with certain exceptions, which do not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders. Our Amended Charter and Amended Bylaws do not opt out of Section 203.

Section 203 could delay or prohibit mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.